SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             Box Energy Corporation
                                (Name of Issuer)

            Class A (Voting) Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                    103168100
                                 (Cusip Number)

                                   Don D. Box
                          8201 Preston Road, Suite 600
                               Dallas, Texas 75225
                                 (214) 890-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 17, 1996
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.   Name of Reporting Person:

     Box Brothers Holding Company

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,840,525
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,840,525
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,840,525

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 56.6%


14.  Type of Reporting Person: CO




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
1.   Name of Reporting Person:

     Don D. Box 1996 Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                       /   /
6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,840,525 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,840,525 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,840,525 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 56.6%


14.  Type of Reporting Person: OO - Trust

- ----------
(1) Solely in its capacity as one of three holders of voting stock of Box Brothers Holding Company.
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
1.   Name of Reporting Person:

     Gary D. Box 1996 Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,840,525 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,840,525 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,840,525 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 56.6%


14.  Type of Reporting Person: OO - Trust

- ----------
(1) Solely in its capacity as one of three holders of voting stock of Box Brothers Holding Company.

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
1.   Name of Reporting Person:

     Douglas D. Box 1996 Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,840,525 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,840,525 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,840,525 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 56.6%


14.  Type of Reporting Person: OO - Trust

- ----------
(1) Solely in its capacity as one of three holders of voting stock of Box Brothers Holding Company.

1.   Name of Reporting Person:

     Don D. Box

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: U.S.A.


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,840,525 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,840,525 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,850,525 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 56.6%


14.  Type of Reporting Person: IN

- ----------
(1) In his capacity as one of three trustees of each of the Don D. Box 1996 Trust, the Gary D. Box 1996 Trust and the Douglas D. Box 1996 Trust.

1.   Name of Reporting Person:

     Gary D. Box

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: U.S.A.


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,840,525 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,840,525 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,840,525 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 56.6%


14.  Type of Reporting Person: IN

- ----------
(1) In his capacity as one of three trustees of each of the Don D. Box 1996 Trust, the Gary D. Box 1996 Trust, and the Douglas D. Box 1996 Trust.

1.   Name of Reporting Person:

     Douglas D. Box

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                       /   /

6.   Citizenship or Place of Organization: U.S.A.


               7.   Sole Voting Power: 3,325
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,840,525 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,325
Person
With
               10.  Shared Dispositive Power: 1,840,525 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,843,850 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 56.7%


14.  Type of Reporting Person: IN

- ----------
(1) In his capacity as one of three trustees of each of the Don D. Box 1996 Trust, the Gary D. Box 1996 Trust and the Douglas D. Box 1996 Trust with respect to 1,840,525 shares of the Stock.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend and restate in its entirety their Schedule 13D Statement dated February 25, 1994, as amended by Amendment No. 1 dated February 29, 1996 (the "Schedule 13D"), relating to the Class A (Voting) Common Stock, par value $1.00 per share, of Box Energy Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this filing includes an amended and restated composite of all paper filings to date made by the Reporting Persons (as hereinafter defined) on Schedule 13D with respect to Box Energy Corporation.

Item 1.   SECURITY AND ISSUER.

     This statement relates to shares of Class A (Voting) Common Stock, $1.00 par value per share (the "Stock"), of Box Energy Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8201 Preston Road, Suite 600, Dallas, Texas 75225.

Item 2.   IDENTITY AND BACKGROUND.

     Pursuant to Rule 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby file this Schedule 13D Statement on behalf of Box Brothers Holding Company, a Delaware corporation ("BBHC"), the Don D. Box 1996 Trust ("DDBT"), the Gary D. Box 1996 Trust ("GDBT"), the Douglas D. Box 1996 Trust ("DBT"), Don D. Box ("DDB"), Gary D. Box ("GDB") and Douglas D. Box ("DB"). BBHC, DDBT, GDBT, DBT, DDB, GDB and DB are sometimes hereinafter collectively referred to as the "Reporting Persons."

     On February 15, 1996, the Delaware Chancery Court ruled that BBHC had no outstanding shares of voting stock. (Thomas D. Box v. Douglas D. Box and Box Brothers Holdings Company, No. 14238 (Del. Ch. February 15, 1996)). On February 23, 1996, BBHC issued eleven shares of voting stock to each of DDBT, GDBT and DBT (collectively, the "Trusts"). As the only holders of voting stock of BBHC, the Trusts and their trustees may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owners of the shares of the Stock owned by BBHC.

     (b)-(c)

     BBHC

     BBHC is a Delaware corporation, the principal business of which is acting as a holding company with holdings primarily in entities engaged in oil and gas production and related activities. The principal business address of BBHC, which also serves as its principal office, is 1105 North Market Street, Suite 1300, Wilmington, Delaware 19801. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of BBHC are as follows:

                    RESIDENCE OR                  PRINCIPAL OCCUPATION
NAME                BUSINESS ADDRESS              OR EMPLOYMENT

DDB                 8201 Preston Rd., Suite 600   Vice President, Treasurer,
                    Dallas, Texas  75225          Secretary and Director of
                                                  BBHC; President of CKB
                                                  Petroleum, Inc.

GDB                 8201 Preston Rd., Suite 600   Vice President and Director
                    Dallas, Texas  75225          of BBHC; Vice President of
                                                  CKB Petroleum, Inc.

DB                  8201 Preston Rd., Suite 600   President and Director of
                    Dallas, Texas  75225          BBHC; Vice President of
                                                  CKB Petroleum, Inc.

CKB Petroleum, Inc. is a subsidiary of BBHC.

     DDBT

     DDBT is an irrevocable trust established under the laws of the State of Texas. The principal business address of DDBT, which also serves as its principal office, is 8201 Preston Road, Dallas, Texas 75225. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to DDB, GDB and DB, the Trustees of DDBT, is set forth above.

     GDBT

     GDBT is an irrevocable trust established under the laws of the State of Texas. The principal business address of GDBT, which also serves as its principal office, is 8201 Preston Road, Dallas, Texas 75225. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to DDB, GDB and DB, the Trustees of GDBT, is set forth above.

     DBT

     DBT is an irrevocable trust established under the laws of the State of Texas. The principal business address of DBT, which also serves as its principal office, is 8201 Preston Road, Dallas, Texas 75225. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to DDB, GDB and DB, the Trustees of DBT, is set forth above.

     DDB

     See answers above.

     GDB

     See answers above.

     DB

     See answers above.

     (d)

     None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)

     None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)

     All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     BBHC acquired 1,840,525 shares of the Stock and 52,748 shares of Class B (Non-Voting) Common Stock of the Issuer from the Estate of Cloyce Box through the foreclosure of a security interest under a security agreement executed by Cloyce K. Box effective December 31, 1992, in favor of BBHC. In connection with the acquisition a Settlement Agreement was entered into which provides for, among other things, assumption by BBHC of certain other obligations described therein. A copy of the Settlement Agreement was previously filed with the Commission with the original filing on Schedule 13D. The acquired shares were pledged by Cloyce K. Box as part of the collateral for certain loans and advances of approximately $16,486,000 made by BBHC to, or for the sole benefit of, Cloyce C. Box.

Item 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons are currently exploring various ways to maximize value to stockholders of the Issuer, including, without limitation, the sale of the Issuer and changes to management of the Issuer. BBHC delivered a letter dated June 17, 1996 to the Board of Directors of the Issuer requesting that the Board promptly (i) call the Issuer's 1996 Annual Meeting of Stockholders and (ii) fix the number of Directors of the Issuer at seven. BBHC also advised the Board that at the 1996 Annual Meeting, BBHC intends to nominate and elect the following seven persons as Directors of the Issuer:

          DDB
          Alan C. Shapiro
          Richard D. Squires
          Daryl L. Buchanan
          Glen Adams
          Thomas W. Rollins
          Bernay C. Box

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)

     BBHC

     The aggregate number of shares of the Stock that BBHC owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,840,525, which constitutes approximately 56.6% of the outstanding shares of the Stock.

     DDBT

     Because of its position as one of three holders of voting stock of BBHC, DDBT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,840,525 shares of the Stock, which constitutes approximately 56.6% of the outstanding shares of the Stock.

     GDBT

     Because of its position as one of three holders of voting stock of BBHC, GDBT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,840,525 shares of the Stock, which constitutes approximately 56.6% of the outstanding shares of the Stock.

     DBT

     Because of its position as one of three holders of voting stock of BBHC, DBT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,840,525 shares of the Stock, which constitutes approximately 56.6% of the outstanding shares of the Stock.

     DDB

     Because of his position as a Trustee of each of DDBT, GDBT and DBT, DDB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,840,525 shares of the Stock, which constitutes approximately 56.6% of the outstanding shares of the Stock.

     GDB

     Because of his position as a Trustee of each of DDBT, GDBT and DBT, GDB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,840,525 shares of the Stock, which constitutes approximately 56.6% of the outstanding shares of the Stock.

     DB

     Because of his individual ownership of 3,325 shares of the Stock, and because of his position as a Trustee of each of DDBT, GDBT, DBT, DB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,843,850 shares of the Stock, which constitutes approximately 56.7% of the outstanding shares of the Stock.

     (b)

     BBHC

     BBHC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,840,525 shares of the Stock.

     DDBT

     As one of three holders of voting stock of BBHC, DDBT has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,840,525 shares of the Stock.

     GDBT

     As one of three holders of voting stock of BBHC, GDBT has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,840,525 shares of the Stock.

     DBT

     As one of three holders of voting stock of BBHC, DBT has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,840,525 shares of the Stock.

     DDB

     In his capacity as a trustee of each of DDBT, GDBT and DBT, DDB has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,840,525 shares of the Stock.

     GDB

     In his capacity as a trustee of each of DDBT, GDBT and DBT, GDB has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,840,525 shares of the Stock.

     DB

     DB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,325 shares of the Stock. In his capacity as a trustee of each of DDBT, GDBT and DBT, DB has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,840,525 shares of the Stock.

     (c) To the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (e)  Not Applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     DDB, DB and GDB, each acting individually and as a trustee of each of DDBT, GDBT and DBT, have agreed to cause BBHC to vote its shares of the Stock for the election of DB as a director of the Issuer should DB decide in the future that he desires to serve as a director of the Issuer.

     Other than as set forth above, there are no contracts, arrangement or understandings among the persons named in Item 2 and any other persons with respect to any securities of the Issuer.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement and Power of Attorney pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

     Exhibit Filed with Original Schedule 13D -- Settlement Agreement dated as of February 17, 1994 by and between Thomas D. Box and Don D. Box acting in their capacity as independent co-executors of the Estate of Cloyce K. Box, Deceased and Box Brothers Holding Company, a Delaware corporation, previously filed with the Securities and Exchange Commission.
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       After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

       DATED:     June 18, 1996

                                    BOX BROTHERS HOLDING COMPANY



                                    By:/s/ Don D. Box
                                       Don D. Box, Vice President



                                    /s/ Don D. Box
                                    Don D. Box, Individually and as Trustee
                                    of each of:

                                          DON D. BOX 1996 TRUST
                                          GARY D. BOX 1996 TRUST
                                          DOUGLAS D. BOX 1996 TRUST



                                    /s/ Gary D. Box
                                    Gary D. Box, Individually and as Trustee
                                    of each of:

                                          DON D. BOX 1996 TRUST
                                          GARY D. BOX 1996 TRUST
                                          DOUGLAS D. BOX 1996 TRUST



                                    /s/ Douglas D. Box
                                    Douglas D. Box, Individually and as
                                    Trustee of each of:

                                          DON D. BOX 1996 TRUST
                                          GARY D. BOX 1996 TRUST
                                          DOUGLAS D. BOX 1996 TRUST

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                          EXHIBIT INDEX

EXHIBIT      DESCRIPTION

  99.1      Agreement and Power of Attorney pursuant to Rule
            13d-1(f)(1)(iii), filed herewith.

Exhibit
Filed With
Original
Schedule
13D Settlement Agreement dated as of February 17, 1994 by and between Thomas D. Box and Don D. Box acting in their capacity as independent co-executors of the Estate of Cloyde K. Box, Deceased and Box Brothers Holding Company, a Delaware corporation, previously filed with the Securities and Exchange Commission.